Exhibit 99.1


                                                    AXCAN PHARMA INC.

                                                    597, boul. Laurier
[AXCAN PHARMA LOGO]                                  Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel: (450) 467-5138
                                                    1 800 565-3255
                                                    Fax: (450) 464-9979

                                                    www.axcan.com


SOURCE:                                                        AXCAN PHARMA INC.


TSX SYMBOL (Toronto Stock Exchange):                                         AXP


NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA


DATE:                                                             August 5, 2004
Press Release for immediate distribution

                    AXCAN REPORTS THIRD QUARTER 2004 RESULTS
                        REVENUE UP 32.3% TO $62.0 MILLION

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the quarter ended June 30, 2004, the Company's third quarter of the fiscal year ending September 30, 2004. The Company reported revenue growth of 32.3% to $62.0 million. Net income was $12.6 million, or $0.25 per share (fully diluted), representing 98.0% growth in net income and 78.6% growth in diluted income per share, as compared to third quarter fiscal 2003. Excluding takeover bid expenses and related income taxes from third quarter fiscal 2003 net income, net income for the fiscal quarter ended June 30, 2004 rose by 43.5% and diluted income per share rose by 31.6%.(all amounts stated in U.S. dollars).

"Axcan's growth strategy is clearly working," stated Leon F. Gosselin, President and Chief Executive Officer of Axcan. "Our revenue met our expectations and our net income has increased proportionally compared to the third quarter a year ago. This indicates that while we have increased the size of our sales force both in the United States and in France, we have been able, nevertheless, to absorb many of the operating expenses related to our recent acquisitions within our current infrastructure, building real value for our shareholders."


INTERIM FINANCIAL REPORT

This release includes, by reference, the second quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis ("MD&A") including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian regulatory authorities.

RECENT DEVELOPMENTS

APPROVALS

URSO 500 MG TABLETS - NEW DOSAGE
In July 2004, Axcan received approval from the U.S. Food and Drug Administration (`FDA') for the use of a new, double-strength tablet formulation of URSO (ursodiol, URSO 500mg tablets). This new formulation simplifies the dosing regimen used in the treatment of Primary Biliary Cirrhosis.

PHOTOBARR - European Union Market Authorization
In March 2004, the European Commission granted Axcan market authorization for use in the European Union ("EU") of PHOTOBARR (porfimer sodium), its photodynamic therapy ("PDT") for the ablation of High-Grade Dysplasia associated with Barrett's Esophagus. PHOTOBARR was also granted orphan medical product status at the time of its submission, which guarantees Axcan exclusive marketing rights for PHOTOBARR in the European Union for a ten-year period from March 2004. This represents a significant milestone for Axcan, because this is its first regulatory approval in Europe. The launch of PHOTOBARR in major EU markets is expected near the end of the current fiscal year.

PENDING APPROVALS

MESALAMINE - NEW DOSAGE
In December 2003, Axcan submitted to the FDA a supplemental New Drug Application ("NDA") for a 1-gram mesalamine suppository dosage form for the treatment of ulcerative proctitis. Axcan expects approval by the end of calendar year 2004.

HELIZIDE
The Company is in the process of qualifying a manufacturer of biskalcitrate potassium (bismuth salt) a component of Helizide combination therapy for the eradication of Helicobacter Pylori bacterium. Axcan anticipates FDA re-submission by December 2004. Assuming approval, the Company expects to launch the product in the second half of fiscal 2005.

SALOFALK 750 MG TABLETS
Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. The Company filed a supplemental New Drug Submission for approval in Canada in the first quarter of fiscal 2004. Axcan expects approval in the first quarter of fiscal 2005 and expects to launch the product in Canada soon thereafter.


RESEARCH AND DEVELOPMENT UPDATE

PHASE III STUDIES

ITAX
In May 2004, Axcan obtained the approval of the Therapeutic Products Directorate (`TPD') of Health Canada and Investigational New Drug (`IND') clearance from the Gastro-intestinal division of the FDA, required to initiate Phase III clinical trials to demonstrate the safety and efficacy of ITAX in the treatment of functional dyspepsia (also known as non ulcer dyspepsia). Axcan also plans to study ITAX as a treatment for diabetic gastroparesis. As previously announced, Axcan believes that, if approved by the FDA, ITAX has the potential to become its highest selling product. Axcan expects to file an NDA in fiscal 2005. Two large Phase III studies will be conducted; the North American clinical trial has been initiated and the International Phase III study is presently in preparation and should start in the fourth quarter of fiscal 2004.

CANASA / SALOFALK rectal gel
Axcan has recently completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results will be available in the second half of fiscal 2004. Assuming the results of the Phase III studies are positive, the Company plans to submit regulatory filings for approvals in the United

                                                                    AXCAN PHARMA

States and Canada and hopes to launch the rectal gel in the United States and Canada in late fiscal 2005 or early fiscal 2006.

PHOTOFRIN
PHOTOFRIN is approved in a number of countries for the treatment of different forms of cancers. Axcan is currently investigating the use of PHOTOFRIN for the treatment of cholangiocarcinoma, a serious bile duct (liver) cancer with a high morbidity rate. The treatment under investigation combines PHOTOFRIN with PDT and the stenting of the bile ducts. The proposed Phase III study will start in the fourth quarter of fiscal 2004.

HEPENAX
L-Ornithine L-Aspartate salt ("LOLA"), which is known as HEPENAX, was developed by Merz Pharmaceuticals GmbH in Germany and is licensed to Axcan. The Company intends to further develop HEPENAX in North America and Europe for patients suffering from Porto-Systemic Encephalopathy ("PSE"), a condition used to describe the deleterious effects of liver failure on the central nervous system. The Company will conduct a Phase II/III clinical development program for HEPENAX and plans to seek approval of the intravenous formulation to treat the acute symptoms of PSE. The Company initiated its clinical research program in the third quarter of fiscal 2004 and expects to complete such studies in fiscal 2006.


PRE-CLINICAL, PHASE 1 AND PHASE II

NCX-1000
The FDA has accepted an Investigational NDA for NCX-1000, a patented, nitric oxide derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, is almost completed. Phase II studies are planned to begin during fiscal 2005. Completion of the entire clinical program is expected to occur in calendar year 2006.

Ursodiol Disulfate
Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. Axcan intends to initiate animal toxicity studies in the fourth quarter of fiscal 2004, which will be followed by clinical Phase I studies.

NMK 150
Axcan and Nordmark GmbH, a German pharmaceutical firm, have set up a joint-venture, Norax, in order to develop NMK 150, a new high protease pancrelipase preparation. This product will be developed for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter clinical development before the end of calendar year 2004.

NMK 250
Norax is also developing NMK 250, a bacterial lipase intended to correct steatorrhea in patients suffering from diverse causes of pancreatic insufficiency (e.g., following surgery for cancer or due to cystic fibrosis). Norax expects to complete the formulation work before the end of calendar year 2004.

CONFERENCE CALL


                                                                    AXCAN PHARMA

Axcan will host a conference call at 4:30 P.M. EDT, on August 5, 2004. The telephone numbers to access the conference call are (800) 814-4861 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until August 12, 2004. The telephone number to access the replay of the call is (416) 640-1917 code: 21080166. Interested parties may also access the conference call by way of webcast at www.axcan.com. The webcast will be archived for 90 days.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.
This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results , the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Multijurisdictional Disclosure System.

The names ITAX, Photobarr, Salofalk, Hepenax, Urso, Photofrin and Canasa appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.



Management  Discussion  and  Analysis  (MD&A),  Financial  Statements  and Notes
Attached

INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Axcan Pharma Inc.
                           Tel: (205) 991-8085 ext. 3223

or                         Julie M. Thibodeau
                           Manager, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2062

                           Web:     www.axcan.com


                                      -30-


                                                                    AXCAN PHARMA

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, VIOKASE and PANZYTRAT for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO 250 and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. In addition, as at June 30, 2004, Axcan had two products pending approval, one a new formulation and the other a new dosage form for products currently marketed in the United States. An approval was received in July, 2004 for the new dosage form. Axcan also has a number of pharmaceutical projects in all phases of development including ITAX for the treatment of functional dyspepsia. Axcan reported revenue of $62.0 million and operating income of $19.4 million for the three-month period ended June 30, 2004. For the nine-month period ended June 30, 2004, revenue was $182.8 million and operating income was $56.3 million.

Much of Axcan's recent sales growth is derived from sales in the United States and from sales by its French subsidiary, following recent acquisitions. During the first quarter of fiscal 2003, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories ("Abbott") and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. ("Aventis") for the French market. During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis for a cash purchase price of $145.0 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line). Revenue from sales of Axcan's products in the United States was $123.8 million (67.7% of total revenue) for the nine-month period ended June 30, 2004, compared to $82.9 million (63.6 % of total revenue) for the same period of fiscal 2003. In Canada, revenue was $20.5 million (11.2 % of total revenue) for the nine-month period ended June 30, 2004, compared to $14.9 million (11.4 % of total revenue) for the same period of fiscal 2003. In Europe, revenue was $38.3 million (21.0 % of total revenue) for the nine-month period ended June 30, 2004, compared to $32.4 million (24.9 % of total revenue) for the same period of fiscal 2003.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products, to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products), and research and development expenses as well as depreciation and amortization.


                                                                    AXCAN PHARMA

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies

Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, expected cash flows used in evaluating long-lived assets for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available to management. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Goodwill and Intangible Assets

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Prior to October 1, 2001, goodwill and intangible assets were amortized using the straight-line method based on their estimated useful lives from 7 to 25 years. Since October 1, 2001, the Company no longer amortizes goodwill and intangible assets with an indefinite life. Management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To


                                                                    AXCAN PHARMA
date, Axcan has not recognized any significant permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.

Acquisition of Products

On November 18, 2003, the Company acquired the rights to a group of products from Aventis. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. The $145.0 million purchase price was paid out of Axcan's cash on hand.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

During a transition period, the seller in each of these acquisition transactions acts as selling agent for the management of these products. For the nine-month period ended June 30, 2004, sales of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the nine-month period ended June 30, 2004 were $6,928,009, the Company only included in its revenue an amount of $4,413,531 representing the net sales less cost of goods sold and other seller related expenses.


                                                                    AXCAN PHARMA

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:



                                                  For the three-month                For the nine-month
                                                  period ended June 30              period ended June 30
                                              -----------------------------  --------------------------------
                                                       2004            2003             2004             2003
                                              -------------  --------------  ---------------  ---------------
                                                          %               %                %                %

Revenue                                               100.0           100.0            100.0            100.0
---------------------------------------------------------------------------------------------------------------

Cost of goods sold                                     22.0            25.2             23.6             24.3
Selling and administrative expenses                    31.5            33.4             31.7             35.4
Research and development expenses                       8.4             8.4              7.2              7.2
Depreciation and amortization                           6.9             4.2              6.7              4.6
---------------------------------------------------------------------------------------------------------------
                                                       68.8            71.2             69.2             71.5
---------------------------------------------------------------------------------------------------------------

Operating income                                       31.2            28.8             30.8             28.5
---------------------------------------------------------------------------------------------------------------

Financial expenses                                      2.7             3.8              2.8              2.0
Interest income                                        (0.3)           (1.1)            (0.2)            (0.8)
Loss (gain) on foreign exchange                        (0.7)           (0.4)            (0.1)             0.1
Takeover bid expenses                                    --             7.9               --              2.8
---------------------------------------------------------------------------------------------------------------
                                                        1.7            10.2              2.5              4.1
---------------------------------------------------------------------------------------------------------------

Income before income taxes                             29.5            18.6             28.3             24.4
Income taxes                                            9.2             5.1              8.9              7.7
---------------------------------------------------------------------------------------------------------------
Net income                                             20.3            13.5             19.4             16.7
===============================================================================================================


Periods ended June 30, 2004 compared to periods ended June 30, 2003

Revenue

Revenue increased $15.1 million (32.2%) to $62.0 million for the third quarter ended June 30, 2004 from $46.9 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2004, revenue was $182.8 million compared to $130.3 million for the corresponding period of the preceding fiscal year, an increase of 40.3 %. This increase in revenue primarily resulted from $29.7 million in U.S. and Canadian sales of the AVAX product line which was acquired in November 2003 and strong sales of CANASA and ULTRASE in the U.S.. Revenues from sales made by the French subsidiary, following the acquisitions of DELURSAN as well as the PANZYTRAT product line also contributed to the increase.

Cost of goods sold

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $1.8 million (15.3 %) to $ 13.6 million for the quarter ended June 30, 2004 from $11.8 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended June 30, 2004 decreased as compared to the corresponding quarter of the preceding fiscal year from 25.2 % to 22.0 %. For the nine-month period ended June 30, 2004, cost of goods sold was $43.2 million (23.6 % of revenue) compared to $31.7 million (24.3 % of revenue) for the corresponding period of the preceding fiscal year. These decreases in the cost of goods sold as a percentage of revenue were due to the increase in sales of products with a higher margin in the United States and an improved margin in France.


                                                                    AXCAN PHARMA

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $ 3.9 million (25.0 %) to $19.5 million for the quarter ended June 30, 2004 from $15.6 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2004, selling and administrative expenses increased $11.9 million (25.8 %) to $ 58.0 million from $46.1 million for the corresponding period of the preceding fiscal year. This increase is mainly due to an increase in our sales force as a result of the recent acquisition of additional products.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $1.3 million (33.3 %) to $5.2 million for the quarter ended June 30, 2004 from $3.9 million for the corresponding quarter of the preceding fiscal year and $3.8 million (40.9 %) to $13.1 million for the nine-month period ended June 30, 2004, from $9.3 million for the corresponding period of the preceding fiscal year. These increases are mainly due to the development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia.

Depreciation and amortization

Depreciation and amortization consists principally of the amortization of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $2.3 million (115.0 %) to $4.3 million for the quarter ended June 30, 2004 from $2.0 million for the corresponding quarter of the preceding fiscal year and $6.2 million (103.3 %) to $12.2 million for the nine-month period ended June 30, 2004 from $6.0 million for the corresponding period of the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of TAGAMET which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2003.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses decreased $0.1 million to $1.7 million for the quarter ended June 30, 2004 from $1.8 million for the corresponding quarter of the preceding fiscal year and increased $2.5 million to $5.1 million for the nine-month period ended June 30, 2004 from $2.6 million for the corresponding period of the preceding fiscal year. This increase is mainly due to interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003.

Income Taxes

Income taxes amounted to $5.7 million for the quarter ended June 30, 2004, compared to $2.4 million for the quarter ended June 30, 2003. Income taxes amounted to $16.3 million for the nine-month period ended June 30, 2004 compared to $10.0 million for the corresponding period of the preceding fiscal year. The effective tax rates were 31.6% for the nine-month period ended June 30, 2004 and 31.5% for the nine-month period ended June 30, 2003.

Net income

Net income was $12.6 million or $0.28 of basic income per share and $0.25 of diluted income per share, for the quarter ended June 30, 2004, compared to $6.3 million or $0.14 of basic and diluted income per share for the corresponding quarter of the preceding year. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 44.9 million for the quarter ended June 30, 2003 to 45.4 million for the quarter ended June 30,


                                                                    AXCAN PHARMA

2004, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 45.6 million for the quarter ended June 30, 2003 to 55.3 million for the quarter ended June 30, 2004 as the convertible subordinated notes became dilutive because a trigger event occurred during the second quarter of this fiscal year as a result of the stock trading price exceeding 110 % of the conversion price.

Net income was $35.4 million or $0.78 of basic income per share and $0.72 of diluted income per share, for the nine-month period ended June 30, 2004, compared to $21.8 million or $0.49 of basic income per share and $0.48 of diluted income per share for the corresponding period of the preceding year.

Net income (in thousands of dollars), basic income per share and diluted income per share excluding takeover bid expenses and related income taxes for the same periods were as follows:




                                                  For the three-month                For the nine-month
                                                  period ended June 30              period ended June 30
                                              -----------------------------  --------------------------------
                                                       2004            2003             2004             2003
                                              -------------  --------------  ---------------  ---------------
                                                          %               %                %                %

Net income in accordance with U.S. GAAP              12,552           6,339           35,408           21,829
Plus:  Takeover bid expenses                             --           3,697               --            3,697
Less:  Related income taxes                              --          (1,290)              --           (1,290)
---------------------------------------------------------------------------------------------------------------

Net income excluding takeover bid expenses
  and related income taxes                           12,552           8,746           35,408           24,236
===============================================================================================================

Income per common share excluding takeover
  bid expenses and related income taxes
    Basic                                              0.28            0.19             0.78             0.54
    Diluted                                            0.25            0.19             0.72             0.53


This measure of net income, basic income per share and diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain expenses unrelated to our operations and because it provides similar information for period-to-period comparisons. Investors should consider this non-GAAP measure in the contexte of Axcan's U.S. GAAP results of operations.

Excluding takeover bid expenses and related income taxes, net income for the quarter ended June 30, 2004 was $12.6 million or $0.28 of basic income per share and $0.25 of diluted income per share compared to $ 8.7 million or $0.19 of basic and diluted income per share for the corresponding quarter of the preceding year.

Excluding takeover bid expenses and related income taxes, net income for the nine-month period ended June 30, 2004 was $35.4 million or $0.78 of basic income per share and $0.72 of diluted income per share compared to $24.2 million of net income or $0.54 of basic income per share and $0.53 of diluted income per share for the nine-month period ended June 30, 2003.


                                                                    AXCAN PHARMA

Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the periods ended June 30, 2004 and 2003 are summarized in the following table:




                                                      For the three-month             For the nine-month
                                                      period ended June 30           period ended June 30
                                              -----------------------------  --------------------------------
                                                       2004            2003             2004             2003
                                              -------------  --------------  ---------------  ---------------
                                                          %               %                %                %

Net income in accordance with U.S. GAAP              12,552           6,339         35,408          21,829

Implicit interest on convertible debt                (1,082)           (990)        (3,131)         (1,284)
Amortization of new product acquisition costs           (14)            (14)           (40)            (40)
Income tax impact of the above adjustments                5               5             15              15
---------------------------------------------------------------------------------------------------------------

Net earnings in accordance with Canadian GAAP        11,461           5,340         32,252          20,520
===============================================================================================================


On March 5, 2003, the Company closed an offering of $125,000,000 aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the nine-month period ended June 30, 2004, implicit interest in the amount of $3,131,424 was accounted for and added to the liability component.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Under U.S. GAAP, acquired in-process research is included in operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the acquired in-process research, including the new product acquisition costs, is deferred and amortized from the date of commencement of commercial production.

Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments decreased $121.0 million to $49.9 million at June 30, 2004 from $170.9 million at September 30, 2003. As of June 30, 2004, working capital was $75.0 million, compared to $174.8 million at September 30, 2003. These decreases are mainly due to the acquisition of the rights to the AVAX product line for a total cash purchase price of $145.0 million plus transaction expenses. Total assets increased $53.2 million (9.8 %) to $598.5 million as of June 30, 2004 from $545.3 million as of September 30, 2003. Shareholders' equity increased $45.4 million (13.7 %) to $376.4 million as of June 30, 2004 from $331.0 million as of September 30, 2003.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flow from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from the sales of convertible notes and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO (these amounts have since been repaid).


                                                                    AXCAN PHARMA

Axcan has credit facilities totalling $55.0 million with two Canadian chartered banks. The facilities consist of a $15.0 million revolving operating facility renewable annually and a $40.0 million 364-day, extendible revolving facility with a three-year term-out option maturing on October 12, 2007.

The credit facilities are secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provide for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10 % of the Company's net income for the preceding fiscal year. As of June 30, 2004, Axcan was in compliance with all credit facilities' covenants.

The interest rate varies, depending on the Company's leverage between 25 basis points and 125 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 225 basis points over the LIBOR rate or bankers acceptances. The credit facilities may be drawn in U.S. dollar or in Canadian dollar equivalent. As at June 30, 2004, there was no amount outstanding under these credit facilities.

Cash Flows and Financial Resources

Cash flows from operating activities decreased $1.6 million (11.9 %) from $13.5 million of cash provided by operating activities for the three-month period ended June 30, 2003 to $11.9 million for the three-month period ended June 30, 2004. Cash flows from financing activities for the three-month period ended June 30, 2004 were $1.8 million and cash flows used for investment activities for the same period were $14.2 million. For the nine-month period ended June 30, 2004 cash flows from operating activities decreased $17.5 million (37.6 %) from $46.5 million of cash provided by operating activities for the nine-month period ended June 30, 2003 to $29.0 million. This decrease is mainly due to the increase in accounts receivable and inventories during this year following the increase in sales and the acquisition of new products. Cash flows from financing activities for the nine-month period ended June 30, 2004 were $3.7 million. Cash flows used by investment activities for the nine-month period ended June 30, 2004 were $36.4 million mainly due to the net cash used for the acquisition of intangible assets with the proceeds from the disposal of short term investments.

Axcan's research and development spending totalled $12.1 million for fiscal 2003. Axcan believes that its cash and operating cash flows will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to the increase in funds provided by operations.


                                                                    AXCAN PHARMA

Earnings coverage

The earnings coverage ratios are the following:


Under U.S. GAAP, for the twelve months ended June 30, 2004, our interest requirements amounted to $5.8 million on a pro forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, was 10.0 to one.

Under Canadian GAAP, for the twelve months ended June 30, 2004, our interest requirements amounted to $10.4 million on a pro forma basis and our earnings coverage ratio was 6.8 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.5 million as required by Canadian GAAP.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities.
Inflation has not had a significant impact on Axcan's results of operations.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk

The primary objective of Axcan's investment policy is the protection of principal. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.


                                                                    AXCAN PHARMA

Volatility of Share Prices

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.


Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. Forward-looking statements are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan" and "believe". These forward-looking statements include the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including, but not limited to, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the commercialization of the drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical  products,  the impact of competitive  products and pricing,  new product development and launch, the availability of raw materials, the protection of our intellectual property, and fluctuations in our operating results. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

This MD&A has been prepared as of August 5, 2004. Additional information on the Company is available through regular filings of press releases, quarterly financial statements and Annual Information Form on SEDAR.

On behalf of Management,
(signed)

Jean Vezina
Vice President, Finance and Chief Financial Officer


                                                                    AXCAN PHARMA



AXCAN PHARMA INC.
Consolidated Balance Sheets                                                                                               U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars
                                                                                                  June 30,       September 30,
                                                                                                      2004                2003
                                                                                            ---------------  ------------------
                                                                                                (unaudited)
ASSETS                                                                                                    $                  $

Current assets
  Cash and cash equivalents                                                                           34,234             37,773
  Short-term investments available for sale                                                           15,703            133,112
  Accounts receivable                                                                                 31,149             19,685
  Income taxes receivable                                                                              7,483              5,294
  Inventories (Note 3)                                                                                33,145             20,163
  Prepaid expenses and deposits                                                                        3,545              2,794
  Deferred income taxes                                                                                5,521              6,214
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                 130,780            225,035

Investments                                                                                              407              1,002
Property, plant and equipment, net                                                                    28,666             20,331
Intangible assets, net (Note 4)                                                                      405,391            265,423
Goodwill, net                                                                                         27,550             27,550
Deferred debt issue expenses, net                                                                      3,372              4,233
Deferred income taxes                                                                                  2,354              1,775
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                         598,520            545,349
====================================================================================================================================

LIABILITIES

Current liabilities
  Accounts payable and accrued liabilities                                                            48,601             43,418
  Income taxes payable                                                                                 4,608              4,821
  Instalments on long-term debt                                                                        1,820              1,528
  Deferred income taxes                                                                                  729                494
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                             55,758             50,261

Long-term debt                                                                                       128,284            129,474
Deferred income taxes                                                                                 38,030             34,603
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                    222,072            214,338
------------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Series A preferred shares, without par value, shares authorized: 14,175,000; no shares issued.
Series B preferred shares, without par value, shares authorized: 12,000,000; no shares issued.
Common shares, without par value, unlimited shares authorized, 45,556,032 issued as at
  June 30, 2004 and 45,004,320 as at September 30, 2003.                                             260,572            255,743
Retained earnings                                                                                     99,042             63,634
Accumulated other comprehensive income                                                                16,834             11,634
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                           376,448            331,011
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                           598,520            545,349
====================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.



AXCAN PHARMA INC.
Consolidated Statements of Shareholders' Equity                                                                           U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except share related data
(unaudited)

                                                           For the           For the            For the            For the
                                                           three-month       three-month        nine-month         nine-month
                                                           period ended      period ended       period ended       period ended
                                                           June 30, 2004     June 30, 2003      June 30, 2004      June 30, 2003
                                                          ----------------  ----------------   ----------------   --------------
Common shares (Number)
Balance, beginning of period                                   45,328,102         44,880,403        45,004,320         44,863,198
  Exercise of options                                             227,930            108,944           551,712            126,149
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                         45,556,032         44,989,347        45,556,032         44,989,347
====================================================================================================================================

                                                                        $                  $                 $                  $
Common shares
Balance, beginning of period                                      258,567            254,754           255,743            254,640
  Exercise of options                                               2,005                857             4,829                971
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                            260,572            255,611           260,572            255,611
====================================================================================================================================

Retained earnings
Balance, beginning of period                                       86,490             59,199            63,634             43,709
  Net income                                                       12,552              6,339            35,408             21,829
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                             99,042             65,538            99,042             65,538
====================================================================================================================================

Accumulated other comprehensive
  income (loss)
Balance, beginning of period                                       17,895              4,215            11,634             (3,562)
  Foreign currency translation adjustments                         (1,061)             5,333             5,200             13,110
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                             16,834              9,548            16,834              9,548
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                        376,448            330,697           376,448            330,697
====================================================================================================================================

Comprehensive income
Foreign currency translation adjustments                           (1,061)             5,333             5,200             13,110
Net income                                                         12,552              6,339            35,408             21,829
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                         11,491             11,672            40,608             34,939
====================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.



AXCAN PHARMA INC.
Consolidated Statements of Cash Flows                                                                                    U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars
(unaudited)


                                                           For the            For the            For the           For the
                                                           three-month        three-month        nine-month        nine-month
                                                           period ended       period ended       period ended      period ended
                                                           June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                                          ----------------  ----------------   ----------------   --------------
Operations                                                              $                 $                  $                 $
Net income                                                         12,552             6,339             35,408            21,829
Non-cash items
  Non-controlling interest                                             --                --                 --              (103)
  Amortization of deferred debt issue expenses                        264               257                780               386
  Other depreciation and amortization                               4,276             1,975             12,195             6,011
  Gain on disposal of assets                                          (66)               --                (26)               --
  Foreign currency fluctuation                                        624              (413)               504              (262)
  Deferred income taxes                                               893               239              3,778             2,177
  Share in net loss (income) of joint ventures                       (116)               36                (56)              124
  Changes in working capital items
    Accounts receivable                                            (1,374)           (2,262)           (12,667)            2,705
    Income taxes receivable                                        (1,035)           (1,998)            (2,400)           (2,634)
    Inventories                                                    (5,284)              (26)           (13,457)            2,033
    Prepaid expenses and deposits                                    (263)             (116)              (893)             (581)
    Accounts payable and accrued liabilities                        1,234             8,052              6,051            14,163
    Income taxes payable                                              161             1,406               (249)              640
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                               11,866            13,489             28,968            46,488
------------------------------------------------------------------------------------------------------------------------------------
Financing
  Long-term debt                                                    2,212               482              2,212           125,895
  Repayment of long-term debt                                      (2,419)             (375)            (3,369)           (1,195)
  Issue of shares                                                   2,005               857              4,829               971
  Deferred debt issue expenses                                         --               (38)                --            (4,538)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                1,798               926              3,672           121,133
------------------------------------------------------------------------------------------------------------------------------------
Investment
  Acquisition of short-term investments                           (17,588)          (95,014)           (17,588)          (95,714)
  Disposal of short-term investments                                6,555                --            134,945            60,740
  Acquisition of investments                                           --              (100)                --              (100)
  Disposal of investments                                             496               347              1,735               619
  Acquisition of property, plant and equipment                     (4,560)           (1,224)           (11,074)           (2,236)
  Disposal of property, plant and equipment                            19                --                397                --
  Acquisition of intangible assets                                    (81)           (2,003)          (145,685)          (73,938)
  Disposal of intangible assets                                       917                --                917               205
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                             (14,242)          (97,994)           (36,353)         (110,424)
------------------------------------------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash held
  in foreign currencies                                               (25)               89                174               486
------------------------------------------------------------------------------------------------------------------------------------
Net increase  (decrease) in cash and cash
  equivalents                                                        (603)          (83,490)            (3,539)           57,683
Cash and cash equivalents,
  beginning of period                                              34,837           161,150             37,773            19,977
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                           34,234            77,660             34,234            77,660
====================================================================================================================================
Additional information
  Interest received                                                    70               511                354             1,019
  Interest paid                                                     2,653                27              6,091               150
  Income taxes paid                                                 2,917             3,724             14,290             9,246
====================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.



AXCAN PHARMA INC.
Consolidated Statements of Operations                                                                                    U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except share related data
(unaudited)


                                                          For the           For the            For the            For the
                                                          three-month       three-month        nine-month         nine-month
                                                          period ended      period ended       period ended       period ended
                                                          June 30, 2004     June 30, 2003      June 30, 2004      June 30, 2003
                                                         ---------------   ----------------   ---------------    ---------------
                                                                       $                  $                 $                  $

REVENUE                                                           62,005             46,877           182,762            130,344
------------------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                                13,643             11,822            43,187             31,721
Selling and administrative expenses                               19,543             15,626            57,953             46,133
Research and development expenses                                  5,182              3,936            13,106              9,290
Depreciation and amortization                                      4,276              1,975            12,195              6,011
------------------------------------------------------------------------------------------------------------------------------------
                                                                  42,644             33,359           126,441             93,155
------------------------------------------------------------------------------------------------------------------------------------


Operating income                                                  19,361             13,518            56,321             37,189
.....................................................................................................................................

Financial expenses                                                 1,694              1,769             5,081              2,620
Interest income                                                     (160)              (514)             (406)            (1,083)
Loss (gain) on foreign currency                                     (459)              (168)             (111)                80
Takeover bid expenses                                                 --              3,697                --              3,697
------------------------------------------------------------------------------------------------------------------------------------
                                                                   1,075              4,784             4,564              5,314
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                        18,286              8,734            51,757             31,875
Income taxes                                                       5,734              2,395            16,349             10,046
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                        12,552              6,339            35,408             21,829
====================================================================================================================================

Income per common share
  Basic                                                             0.28               0.14              0.78               0.49
  Diluted                                                           0.25               0.14              0.72               0.48
====================================================================================================================================

Weighted average number of common shares
  Basic                                                       45,376,423         44,917,035        45,193,880         44,887,388
  Diluted                                                     55,271,713         45,597,705        51,971,458         45,574,227
====================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)


1.       Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2003. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2003. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.



2.       Product Acquisition

On November 18, 2003, the Company acquired the rights to a group of products from Aventis for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to the Panzytrat enzyme product line from Abbott.

During a transition period, the sellers may act as Axcan's agents for the management of sales of these products. For the nine-month period ended June 30, 2004, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the nine-month period ended June 30, 2004 were $6,928,009 ($10,311,585 in 2003), the Company only included in its revenue an amount of $4,413,531 ($6,898,669 in 2003) representing the net sales less cost of goods sold and other seller related expenses.


3. Inventories

                                                        June 30,   September 30,
                                                            2004            2003
                                                   -------------   -------------
                                                                $            $

Raw materials and packaging material                      10,001        8,441
Work in progress                                           1,490        1,466
Finished goods                                            21,654       10,256
--------------------------------------------------------------------------------
                                                          33,145       20,163
================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                           U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)


4. Intangible Assets



                                                                                                                 June 30, 2004
-------------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                                    Cost           amortization           Net
-------------------------------------------------------------------------------------------------------------------------------
                                                                             $                  $                 $

Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                          275,789             26,391           249,398
  Indefinite life                                                      168,411             12,418           155,993
-------------------------------------------------------------------------------------------------------------------------------
                                                                       444,200             38,809           405,391
===============================================================================================================================

                                                                                                            September 30, 2003
-------------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                                    Cost           amortization           Net
-------------------------------------------------------------------------------------------------------------------------------
                                                                             $                  $                 $
Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                          111,327             19,998            91,329
  Indefinite life                                                      186,512             12,418           174,094
-------------------------------------------------------------------------------------------------------------------------------
                                                                       297,839             32,416           265,423
===============================================================================================================================


The cost of the product TAGAMET has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)


5.       Segmented Information



The Company considers that it operates in a single reportable field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.



The Company operates in the following geographic areas:


                                                               AXCAN PHARMA INC.



                                                        For the            For the            For the           For the
                                                        three-month        three-month        nine-month        nine-month
                                                        period ended       period ended       period ended      period ended
                                                        June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                                       ---------------    ---------------    --------------    ---------------------
                                                                     $                  $                  $                  $
Revenue
  Canada
    Domestic sales                                               7,100              5,163             20,517             14,873
    Foreign sales                                                   --                 --                 --                 --
  United States
    Domestic sales                                              41,519             30,072            121,288             82,932
    Foreign sales                                                1,137                 --              2,500                 --
  Europe
    Domestic sales                                              10,147             10,716             34,669             29,127
    Foreign sales                                                2,029                881              3,618              3,297
  Other                                                             73                 45                170                115
------------------------------------------------------------------------------------------------------------------------------------
                                                                62,005             46,877            182,762            130,344
====================================================================================================================================

Operating income (loss)
  Canada                                                           651             (1,142)             3,101               (895)
  United States                                                 18,580             11,073             52,791             28,256
  Europe                                                           481              3,891              1,551             10,786
  Other                                                           (351)              (304)            (1,122)              (958)
------------------------------------------------------------------------------------------------------------------------------------
                                                                19,361             13,518             56,321             37,189
====================================================================================================================================

Depreciation and amortization
  Canada                                                           650                290              1,845              1,030
  United States                                                    841                944              2,786              2,835
  Europe                                                         2,493                484              6,684              1,376
  Other                                                            292                257                880                770
------------------------------------------------------------------------------------------------------------------------------------
                                                                 4,276              1,975             12,195              6,011
====================================================================================================================================


                                                                                                    June 30,      September 30,
                                                                                                        2004               2003
                                                                                               --------------    -------------------
                                                                                                           $                  $
Property, plant, equipment, intangible
assets and goodwill
  Canada                                                                                              40,085             14,622
  United States                                                                                      130,635            133,695
  Europe                                                                                             264,893            138,113
  Other                                                                                               25,994             26,874
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     461,607            313,304
====================================================================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)


6. Financial Information Included in the Consolidated Statement of Operations



a) Financial expenses



a)

                                                       For the            For the            For the           For the
                                                       three-month        three-month        nine-month        nine-month
                                                       period ended       period ended       period ended      period ended
                                                       June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                                       ---------------    ---------------    --------------    ---------------------
                                                                    $                  $                  $                  $

Interest on long-term debt                                      1,390              1,490              4,119              2,163
Bank charges                                                       31                 22                109                 71
Financing fees                                                      9                 --                 73                 --
Amortization of deferred debt issue
  expenses                                                        264                257                780                386
------------------------------------------------------------------------------------------------------------------------------------
                                                                1,694              1,769              5,081              2,620
====================================================================================================================================


b)       Other information



                                                       For the            For the            For the           For the
                                                       three-month        three-month        nine-month        nine-month
                                                       period ended       period ended       period ended      period ended
                                                       June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                                       ---------------    ---------------    --------------    ---------------------
                                                                    $                  $                  $                  $

Non-controling interest                                            --                 --                 --               (103)
Rental expenses                                                   274                307                822                921
Depreciation of property, plant and
  equipment                                                       873                703              2,912              2,400
Amortization of intangible assets                               3,403              1,272              9,283              3,611
Share in net loss (income) of joint ventures                     (116)                36                (56)               124


c) Income per common share


The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:


                                                               AXCAN PHARMA INC.



                                                       For the            For the            For the           For the
                                                       three-month        three-month        nine-month        nine-month
                                                       period ended       period ended       period ended      period ended
                                                       June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                                       ---------------    ---------------    --------------    ---------------------
Net income                                                          $                  $                  $                  $
  Basic                                                        12,552              6,339             35,408             21,829
  Financial expenses relating to the
    convertible subordinated notes                              1,084                 --              2,157                 --
------------------------------------------------------------------------------------------------------------------------------------
Net income on a diluted basis                                  13,636              6,339             37,565             21,829
====================================================================================================================================

Weighted average number of
  common shares outstanding                                45,376,423         44,917,035         45,193,880         44,887,388
Effect of dilutive stock options                              971,177            445,237            849,883            448,602
Effect of dilutive balance of purchase price                       --            235,433                 --            238,237
Effect of dilutive convertible subordinated
  notes                                                     8,924,113                 --          5,927,695                 --
------------------------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number
of common shares outstanding                               55,271,713         45,597,705         51,971,458         45,574,227
====================================================================================================================================
Number of common shares
  outstanding as at July 31, 2004                                                                       45,561,736
====================================================================================================================================


The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The notes are convertible during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. Since this trigger event occurred during the second and the third quarter of the current fiscal year, the 8,924,113, common shares are included in the weighted average number of common shares outstanding for these periods. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period.

Options to purchase 258,500 and 1,223,550 common shares were outstanding as at June 30, 2004 and 2003 respectively but were not included in the computation of diluted income per share for the nine-month periods ended June 30, 2004 and 2003 respectively because the exercise price of the options was greater than the average market price of the common shares.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)



7.       Stock Options



The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:




                                                   For the            For the            For the           For the
                                                   three-month        three-month        nine-month        nine-month
                                                   period ended       period ended       period ended      period ended
                                                   June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                                   ---------------    ---------------    ---------------   ---------------

Fair value per option                                       $7.84              $5.07              $6.74              $5.29
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                                       44%                45%                44%                45%
    Risk-free interest rate                                 3.96%              4.23%              4.18%              4.39%
    Expected option life (years)                                6                  6                  6                  6
    Expected dividend                                          --                 --                 --                 --


The Company's net income, basic income per share and diluted income per share would have been on a pro-forma basis as follows:




                                                For the           For the            For the            For the
                                                three-month       three-month        three-month        three-month
                                                period ended      period ended       period ended       period ended
                                                June 30, 2004     June 30, 2004      June 30, 2003      June 30, 2003
                                                ---------------   ---------------    ---------------    ---------------
                                                   As reported          Pro forma        As reported         Pro forma
                                                ---------------   ---------------    ---------------    ---------------
                                                             $                  $                  $                 $
Net income                                              12,552             11,456              6,339             5,548
Basic income per share                                    0.28               0.25               0.14              0.12
Diluted income per share                                  0.25               0.23               0.14              0.12




                                                For the           For the            For the            For the
                                                nine-month        nine-month         nine-month         nine-month
                                                period ended      period ended       period ended       period ended
                                                June 30, 2004     June 30, 2004      June 30, 2003      June 30, 2003
                                                ---------------   ---------------    ---------------    ---------------
                                                   As reported          Pro forma        As reported         Pro forma
                                                ---------------   ---------------    ---------------    ---------------
                                                             $                  $                  $                 $
Net income                                              35,408             32,198             21,829            19,416
Basic income per share                                    0.78               0.71               0.49              0.43
Diluted income per share                                  0.72               0.66               0.48              0.43


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)



8. Summary of Differences Between Generally Accepted Accounting Principles in the United States and in Canada



The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all materials respects with Canadian GAAP, except as set forth below:




Operations adjustments:
                                                For the            For the            For the            For the
                                                three-month        three-month        nine-month         nine-month
                                                period ended       period ended       period ended       period ended
                                                June 30, 2004      June 30, 2003      June 30, 2004      June 30, 2003
                                                ---------------   ---------------    ---------------    ---------------
                                                             $                  $                  $                  $

Net income in accordance with U.S. GAAP                 12,552              6,339             35,408             21,829
Implicit interest on convertible debt                   (1,082)              (990)            (3,131)            (1,284)
Amortization of new product acquisition                    (14)               (14)               (40)               (40)
  costs
Income tax impact of the above adjustments                   5                  5                 15                 15
-----------------------------------------------------------------------------------------------------------------------
Net earnings in accordance with
  Canadian GAAP                                         11,461              5,340             32,252             20,520
=======================================================================================================================

Earnings per share in accordance with
  Canadian GAAP
    Basic                                                 0.25               0.12               0.71               0.46
    Diluted                                               0.25               0.12               0.70               0.45


                                                               AXCAN PHARMA INC.



Balance sheet adjustments:
                                                          June 30, 2004                        September 30, 2003
                                                ---------------------------------     ---------------------------------
                                                    U.S. GAAP      Canadian GAAP          U.S. GAAP      Canadian GAAP
                                                -------------- ------------------     -------------- ------------------
                                                            $                  $                  $                  $

Current assets                                        130,780            130,910            225,035            225,203
Investments                                               407                143              1,002                775
Property, plant and equipment                          28,666             28,678             20,331             20,351
Intangible assets                                     405,391            417,765            265,423            277,837
Goodwill                                               27,550             29,342             27,550             29,342
Deferred debt issue expenses                            3,372              3,403              4,233              4,233
Deferred income tax asset                               2,354              2,354              1,775              1,775
Current liabilities                                    55,758             56,064             50,261             50,634
Long-term debt                                        128,284            109,468            129,474            107,527
Deferred income tax liability                          38,030             39,154             34,603             35,742
Shareholders' equity
  Equity component of convertible debt                     --             24,239                 --             24,239
  Capital stock                                       260,572            267,217            255,743            262,388
  Retained earnings                                    99,042             95,463             63,634             63,211
  Accumulated other comprehensive
    income                                             16,834             20,990             11,634             15,775


                                                               AXCAN PHARMA INC.



AXCAN PHARMA INC.
Consolidated Balance Sheets                                                                                          Canadian GAAP
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars


                                                                                              June 30,      September 30,
                                                                                                  2004               2003
                                                                                          --------------  -----------------
ASSETS                                                                                      (unaudited)
                                                                                                     $                  $
Current assets
  Cash and cash equivalents                                                                     34,353             37,886
  Short-term investments                                                                        15,703            133,112
  Accounts receivable                                                                           31,122             19,665
  Income taxes receivable                                                                        7,483              5,315
  Inventories (Note 3)                                                                          33,145             20,163
  Prepaid expenses and deposits                                                                  3,583              2,848
  Future income taxes                                                                            5,521              6,214
----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                           130,910            225,203

Investments                                                                                        143                775
Property, plant and equipment, net                                                              28,678             20,351
Intangible assets, net (Note 4)                                                                417,765            277,837
Goodwill, net                                                                                   29,342             29,342
Deferred debt issue expenses, net                                                                3,403              4,233
Future income taxes                                                                              2,354              1,775
----------------------------------------------------------------------------------------------------------------------------
                                                                                               612,595            559,516
============================================================================================================================

LIABILITIES

Current liabilities
  Accounts payable and accrued liabilities                                                      48,907             43,791
  Income taxes payable                                                                           4,608              4,821
  Instalments on long-term debt                                                                  1,820              1,528
  Future income taxes                                                                              729                494
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                       56,064             50,634

Long-term debt                                                                                 109,468            107,527
Future income taxes                                                                             39,154             35,742
----------------------------------------------------------------------------------------------------------------------------
                                                                                               204,686            193,903
----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Equity component of convertible debt (Note 5)                                                   24,239             24,239
Capital stock                                                                                  267,217            262,388
Retained earnings                                                                               95,463             63,211
Accumulated foreign currency translation adjustments                                            20,990             15,775
----------------------------------------------------------------------------------------------------------------------------
                                                                                               407,909            365,613
----------------------------------------------------------------------------------------------------------------------------
                                                                                               612,595            559,516
============================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.



AXCAN PHARMA INC.
Consolidated Balance Sheets                                                                                          Canadian GAAP
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars
(unaudited)

                                                       For the           For the           For the           For the
                                                       three-month       three-month       nine-month        nine-month
                                                       period ended      period ended      period ended      period ended
                                                       June 30, 2004     June 30, 2003     June 30, 2004     June 30, 2003
                                                       --------------    --------------    --------------    --------------
                                                                   $                 $                 $                 $
Operations
Net earnings                                                  11,461             5,340            32,252            20,520
  Non-cash items
  Implicit interest on convertible debt                        1,082               990             3,132             1,284
  Non-controlling interest                                        --                --                --              (103)
  Amortization of deferred debt issue expenses                   264               257               780               386
  Other depreciation and amortization                          4,292             1,992            12,241             6,059
  Gain on disposal of assets                                     (71)               --               (31)               --
  Foreign currency fluctuation                                   624              (413)              504              (262)
  Future income taxes                                            888               234             3,763             2,162
  Changes in working capital items
    Accounts receivable                                       (1,515)           (2,209)          (12,696)            2,843
    Income taxes receivable                                   (1,035)           (1,999)           (2,379)           (2,627)
    Inventories                                               (5,284)              (26)          (13,457)            2,039
    Prepaid expenses and deposits                               (265)             (152)             (877)             (615)
    Accounts payable and accrued liabilities                   1,336             8,139             5,984            14,234
    Income taxes payable                                         161             1,406              (249)              640
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                          11,938            13,559            28,967            46,560
------------------------------------------------------------------------------------------------------------------------------------
Financing
  Long-term debt                                               2,212               482             2,212           101,656
  Repayment of long-term debt                                 (2,419)             (375)           (3,369)           (1,195)
  Equity component of convertible debt                            --                --                --            24,239
  Issue of shares                                              2,005               857             4,829               971
  Deferred debt issue expenses                                    --               (38)               --            (4,538)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                           1,798               926             3,672           121,133
------------------------------------------------------------------------------------------------------------------------------------
Investment
Acquisition of short-term investments                        (17,588)          (95,014)          (17,588)          (95,714)
  Disposal of short-term investments                           6,555                             134,945            60,740
  Acquisition of investments                                      --              (100)               --              (100)
  Disposal of investments                                        496               324             1,735               596
  Acquisition of property, plant and equipment                (4,562)           (1,224)          (11,076)           (2,236)
  Disposal of property, plant and equipment                       26                --               404                --
  Acquisition of intangible assets                               (81)           (2,003)         (145,685)          (73,938)
  Disposal of intangible assets                                  917                --               917               205
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                        (14,237)          (98,017)          (36,348)         (110,447)
------------------------------------------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash held
  in foreign currencies                                          (23)               89               176               486
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                                   (524)          (83,443)           (3,533)           57,732
Cash and cash equivalents, beginning of period                34,877           161,180            37,886            20,005
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      34,353            77,737            34,353            77,737
====================================================================================================================================
Additional information
  Interest received                                               73               511               357             1,019
  Interest paid                                                2,653                27             6,091               150
  Income taxes paid                                            2,917             3,724            14,290             9,246
====================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.



AXCAN PHARMA INC.
Consolidated Earnings                                                                                                 Canadian GAAP
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except share related data
(unaudited)


                                                   For the           For the            For the            For the
                                                   three-month       three-month        nine-month         nine-month
                                                   period ended      period ended       period ended       period ended
                                                   June 30, 2004     June 30, 2003      June 30, 2004      June 30, 2003
                                                   --------------    --------------    --------------    --------------
                                                                $                  $                 $                  $

REVENUE                                                    61,931             46,908           182,859            130,830
------------------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                         13,643             11,828            43,187             31,736
Selling and administrative expenses                        19,418             15,625            57,956             46,552
Research and development expenses                           4,907              3,602            12,553              8,542
Depreciation and amortization                               4,292              1,992            12,241              6,059
------------------------------------------------------------------------------------------------------------------------------------
                                                           42,260             33,047           125,937             92,889
------------------------------------------------------------------------------------------------------------------------------------

Operating income                                           19,671             13,861            56,922             37,941
.....................................................................................................................................

Financial expenses                                          2,776              2,770             8,219              3,922
Interest income                                              (159)              (514)             (408)            (1,083)
Loss (gain) on foreign currency                              (456)              (168)             (108)                80
Takeover bid expenses                                          --              3,697                --              3,697
------------------------------------------------------------------------------------------------------------------------------------
                                                            2,161              5,785             7,703              6,616
------------------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                               17,510              8,076            49,219             31,325
Income taxes                                                6,049              2,736            16,967             10,805
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                               11,461              5,340            32,252             20,520
====================================================================================================================================

Earnings per common share
  Basic                                                      0.25               0.12              0.71               0.46
  Diluted                                                    0.25               0.12              0.70               0.45
====================================================================================================================================
Weighted average number of common shares
  Basic                                                45,376,423         44,917,035        45,193,880         44,887,388
  Diluted                                              55,271,713         45,597,705        51,971,458         45,574,227
====================================================================================================================================




AXCAN PHARMA INC.
Consolidated Retained Earnings                                                                                        Canadian GAAP
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars
(unaudited)


                                                   For the           For the            For the            For the
                                                   three-month       three-month        nine-month         nine-month
                                                   period ended      period ended       period ended       period ended
                                                   June 30, 2004     June 30, 2003      June 30, 2004      June 30, 2003
                                                   ---------------  -----------------  ----------------   -----------------
                                                                $                  $                 $                  $

Balance, beginning of period                               84,002             49,774            63,211             34,594
Net earnings                                               11,461              5,340            32,252             20,520
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                     95,463             55,114            95,463             55,114
====================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                        Canadian GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)


4.       Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2003. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2003. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are available to shareholders and filed with regulatory authorities.



5.       Product Acquisition


On November 18, 2003, the Company acquired the rights to a group of products from Aventis for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to Panzytrat enzyme product line from Abbott.

During a transition period, the sellers may act as Axcan's agents for the management of sales of these products. For the nine-month period ended June 30, 2004, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the nine-month period ended June 30, 2004 were $6,928,009 ($10,311,585 in 2003), the Company only included in its revenue an amount of $4,413,531 ($6,898,669 in 2003) representing the net sales less cost of goods sold and other seller related expenses.


6.       Inventories

                                                     June 30,     September 30,
                                                         2004              2003
                                                            $                 $

Raw materials and packaging material                   10,001             8,441
Work in progress                                        1,490             1,466
Finished goods                                         21,654            10,256
--------------------------------------------------------------------------------
                                                       33,145            20,163
================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                        Canadian GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)


7.       Intangible Assets



                                                                                             June 30, 2004
------------------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                                            Cost           amortization           Net
------------------------------------------------------------------------------------------------------------
                                                                     $                  $                 $

Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                  288,623             26,846           261,777
  Indefinite life                                              168,406             12,418           155,988
------------------------------------------------------------------------------------------------------------
                                                               457,029             39,264           417,765
============================================================================================================


                                                                                        September 30, 2003
------------------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                                            Cost           amortization           Net
------------------------------------------------------------------------------------------------------------
                                                                     $                  $                 $

Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                  124,157             20,414           103,743
  Indefinite life                                              186,512             12,418           174,094
------------------------------------------------------------------------------------------------------------
                                                               310,669             32,832           277,837
============================================================================================================


The cost of the product TAGAMET has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.


8.       Equity Component of Convertible Debt


The Company issued convertible subordinated notes for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. As of September 30, 2003, implicit interest of 9.17% and totalling $2,292,478 was accounted for and added to the liability component. For the nine-month period ended June 30, 2004, implicit interest in the amount of $3,131,424 ($1,284,298 in 2003) was accounted for and added to the liability component.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                       Canadian GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)


9.       Segmented Information


The Company considers that it operates in a single reportable field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.


The Company operates in the following geographic areas:


                                                               AXCAN PHARMA INC.



                                               For the            For the            For the           For the
                                               three-month        three-month        nine-month        nine-month
                                               period ended       period ended       period ended      period ended
                                               June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                               ---------------    ---------------    ---------------   ----------------
                                                            $                  $                  $                  $
Revenue
  Canada
    Domestic sales                                      7,100              5,163             20,517             14,873
    Foreign sales                                          --                 --                 --                 --
  United States
    Domestic sales                                     41,519             30,072            121,288             82,932
    Foreign sales                                       1,137                 --              2,500                 --
  Europe
    Domestic sales                                     10,073             10,747             34,766             29,613
    Foreign sales                                       2,029                881              3,618              3,297
  Other                                                    73                 45                170                115
-------------------------------------------------------------------------------------------------------------------------
                                                       61,931             46,908            182,859            130,830
=========================================================================================================================

Operating income (loss)
  Canada                                                  903               (796)             3,745               (131)
  United States                                        18,566             11,059             52,751             28,216
  Europe                                                  553              3,902              1,548             10,814
  Other                                                  (351)              (304)            (1,122)              (958)
-------------------------------------------------------------------------------------------------------------------------
                                                       19,671             13,861             56,922             37,941
=========================================================================================================================

Depreciation and amortization
  Canada                                                  650                290              1,845              1,030
  United States                                           855                958              2,826              2,875
  Europe                                                2,495                487              6,690              1,384
  Other                                                   292                257                880                770
-------------------------------------------------------------------------------------------------------------------------
                                                        4,292              1,992             12,241              6,059
=========================================================================================================================

                                                                                            June 30       September 30
                                                                                               2004               2003
                                                                                        -----------     --------------
Property, plant, equipment, intangible                                                            $                  $
assets and goodwill
  Canada                                                                                     44,360             19,311
  United States                                                                             131,009            133,695
  Europe                                                                                    265,303            138,530
  Other                                                                                      35,113             35,994
-------------------------------------------------------------------------------------------------------------------------
                                                                                            475,785            327,530
=========================================================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                        Canadian GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)



10. Financial Information Included in the Consolidated Statement of Earnings


a) Financial expenses



                                               For the            For the            For the           For the
                                               three-month        three-month        nine-month        nine-month
                                               period ended       period ended       period ended      period ended
                                               June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                               --------------     ---------------    ---------------   ----------------
                                                            $                  $                  $                  $

Interest on long-term debt                              2,472              2,489              7,250              3,456
Bank charges                                               31                 24                116                 80
Financing fees                                              9                 --                 73                 --
Amortization of deferred debt issue
  expenses                                                264                257                780                386
-----------------------------------------------------------------------------------------------------------------------
                                                        2,776              2,770              8,219              3,922
=======================================================================================================================


b) Other information


                                               For the            For the            For the           For the
                                               three-month        three-month        nine-month        nine-month
                                               period ended       period ended       period ended      period ended
                                               June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                               --------------     ---------------    ---------------   ----------------
                                                            $                  $                  $                  $
Non-controling interest                                    --                 --                 --               (103)
Rental expenses                                           274                307                822                921
Depreciation of property, plant and
  equipment                                               875                704              2,918              2,406
Amortization of intangible assets                       3,417              1,288              9,323              3,653
Investment tax credits applied against
  research and development expenses                       322                346                644                764


c) Earnings per common share


The following tables reconcile the numerators and the denominators of the basic and diluted earnings per common share computations:


                                                               AXCAN PHARMA INC.



                                               For the            For the            For the           For the
                                               three-month        three-month        nine-month        nine-month
                                               period ended       period ended       period ended      period ended
                                               June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                               --------------     ---------------    ---------------   ----------------
                                                            $                  $                  $                  $
Net earnings
  Basic                                                11,461              5,340             32,252             20,520
  Financial expenses relating to the
    convertible subordinated notes                      2,135                 --              4,210                 --
-----------------------------------------------------------------------------------------------------------------------
Net earnings on a diluted basis                        13,596              5,340             36,462             20,520
=======================================================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                       Canadian GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data (unaudited)


7. Financial Information Included in the Consolidated Statement of Earnings (Continued)


c) Earnings per common share (Continued)



                                               For the            For the            For the           For the
                                               three-month        three-month        nine-month        nine-month
                                               period ended       period ended       period ended      period ended
                                               June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                               --------------     ---------------    ---------------   ----------------

Weighted average number of common
  shares outstanding                               45,376,423         44,917,035         45,193,880         44,887,388
Effect of dilutive stock options                      971,177            445,237            849,883            448,602
Effect of dilutive equity component of
  purchase price                                           --            235,433                 --            238,237
Effect of dilutive convertible subordinated
  notes                                             8,924,113                 --          5,927,695                 --
-----------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number
  of common shares outstanding                     55,271,713         45,597,705         51,971,458         45,574,227
=======================================================================================================================
Number of common shares outstanding
  at the end of the period                                                               45,556,032         44,989,347
=======================================================================================================================
Number of common shares outstanding
  as at July 31, 2004                                                                            45,561,736
=======================================================================================================================


The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The notes are convertible during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day . Since this trigger event occurred during the second and the third quarter of the current fiscal year, the 8,924,113, common shares are included in the weighted average number of common shares outstanding for these periods. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period.

Options to purchase 258,500 and 1,223,550 common shares were outstanding as at June 30, 2004 and 2003 respectively but were not included in the computation of diluted earnings per share for the nine-month periods ended June 30, 2004 and 2003 respectively because the exercise price of the options was greater than the average market price of the common shares.


                                                               AXCAN PHARMA INC.

11.      Stock Options


The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:



                                               For the            For the            For the           For the
                                               three-month        three-month        nine-month        nine-month
                                               period ended       period ended       period ended      period ended
                                               June 30, 2004      June 30, 2003      June 30, 2004     June 30, 2003
                                               --------------     ---------------    ---------------   ----------------

Fair value per option                                   $7.84              $5.07              $6.74              $5.29
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                                   44%                45%                44%                45%
    Risk-free interest rate                             3.96%              4.23%              4.18%              4.39%
    Expected option life (years)                            6                  6                  6                  6
    Expected dividend                                      --                 --                 --                 --


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                        Canadian GAAP
--------------------------------------------------------------------------------
in thousands of U.S. dollars, except share related data
(unaudited)



8.       Stock Options (Continued)


The Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced on a pro-forma basis as follows:



                                                For the           For the            For the            For the
                                                three-month       three-month        three-month        three-month
                                                period ended      period ended       period ended       period ended
                                                June 30, 2004     June 30, 2004      June 30, 2003      June 30, 2003
                                                ---------------   ---------------    ---------------    ---------------
                                                   As reported          Pro-forma        As reported         Pro-forma
                                                ---------------   ---------------    ---------------    ---------------
                                                             $                  $                  $                 $

Net earnings                                            11,461             10,365              5,340             4,549
Basic earnings per share                                  0.25               0.23               0.12              0.10
Diluted earnings per share                                0.25               0.23               0.12              0.10


                                                For the           For the            For the            For the
                                                nine-month        nine-month         nine-month         nine-month
                                                period ended      period ended       period ended       period ended
                                                June 30, 2004     June 30, 2004      June 30, 2003      June 30, 2003
                                                ---------------   ---------------    ---------------    ---------------
                                                   As reported          Pro-forma        As reported         Pro-forma
                                                ---------------   ---------------    ---------------    ---------------
                                                             $                  $                  $                 $
Net earnings                                            32,252             29,042             20,520            18,107
Basic earnings per share                                  0.71               0.64               0.46              0.40
Diluted earnings per share                                0.70               0.64               0.45              0.40


                                                               AXCAN PHARMA INC.
                                       39